UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Company name:	Mitsubishi UFJ Financial Group, Inc.

Representative:	Nobuo Kuroyanagi, President & CEO
(Code number: 8306)

Corrections to Consolidated Summary Report for the Fiscal Year Ended March 31, 2006

Tokyo, May 29, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) today announced the following corrections to its Consolidated Summary Report for the fiscal year ended March 31, 2006 released on May 22, 2006.

Corrections - (corrected figures underlined)

■	Consolidated Summary Report - Page 1

1. Consolidated financial data for the year ended March 31, 2006

(1) Operating results

	Net income as a percentage of shareholder’s equity		Ordinary profit as a percentage of ordinary income
	Before correction	After correction	Before correction	After correction
For the year ended March 31,2006	4.1%	13.6%	31.1%	25.1%

■	Consolidated Summary Report - Page 11

3. Result of Operations and Financial Condition (2) Financial Condition

Before correction

“an increase of ¥41,252.7 billion in domestic loans”

After correction

“an increase of ¥41,252.4 billion in domestic loans”

Risk-adjusted assets as of March 31, 2006 (preliminary basis) in the table calculating MUFG’s consolidated risk adjusted capital ratio.

(and same as Selected Financial Information – Page 4, “3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS”.)

(in billions of yen)

	Before correction	After correction
Risk-adjusted assets	110,303.4	110,292.6
Increase from March 31, 2005	54,032.8	54,022.1
Increase from September 30, 2005	50,163.0	50,152.3

Note: MUFG’s consolidated risk-adjusted capital ratio remains the same in spite of the above corrections.

Contact: Mitsubishi UFJ Financial Group, Inc.	Financial Planning Division	Tel: 81-3-5252-4159